Exhibit 3.1

FIRST AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF EASTERLY GOVERNMENT PROPERTIES, INC.

THIS FIRST AMENDMENT to the Amended and Restated Bylaws (the “Existing Bylaws”) of Easterly Government Properties, Inc., a Maryland corporation (the “Corporation”), was adopted and approved by the Board of Directors of the Corporation on February 21, 2019. In accordance with Article XIII of the Existing Bylaws, this First Amendment is effective as of February 21, 2019.

Section 2.7 of the Existing Bylaws is hereby deleted in its entirety and replaced with the following:

“2.7 Voting. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the charter and these bylaws, to the extent applicable, and applicable law and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted, without any right to cumulative voting. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute, the charter or these bylaws. Unless otherwise provided in the charter or these bylaws or expressly required by the Maryland General Corporation Law (“MGCL”), each share of stock of the Corporation outstanding shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.”

Except as set forth in this First Amendment, the Existing Bylaws shall continue in full force and effect without modification.